FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                    Report of Foreign Private Registrants

                      Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of March, 2004



                         GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                        Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                       22 Grenville Street, St Helier,
                       Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                            Croydon CR9 1TQ, England
                   (Address of principal executive offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                      GRANITE MORTGAGES 04-1 PLC


                                      By:     /s/ Clive Rakestrow
                                           ----------------------
                                      Name:  L.D.C. Securitisation
                                      Director No. 1 Limited by its
                                      authorized person Clive
                                      Rakestrow for and on its behalf
                                      Title: Director
Date: 28 April 2004


                                      GRANITE FINANCE FUNDING LIMITED


                                      By:     /s/ Jonathan David Rigby
                                           ----------------------------
                                      Name:  Jonathan David Rigby
                                      Title: Director
Date: 28 April 2004


                                      GRANITE FINANCE TRUSTEES LIMITED


                                      By:     /s/ Daniel Le Blancq
                                           -----------------------
                                      Name:  Daniel Le Blancq
                                      Title: Director
Date: 28 April 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-1 PLC
--------------------------

Monthly Report re: Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 March 2004 - 31 March 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure.
No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans

--------------------------------------------------------------------
Number of Mortgage Loans in Pool                     208,459


Current Balance                                (GBP)15,894,757,541

Last Months Closing Trust
Assets                                         (GBP)16,895,979,565

Funding share                                  (GBP)15,508,608,428

Funding Share Percentage                              97.57%

Seller Share*                                   (GBP)386,149,113

Seller Share Percentage                               2.43%

Minimum Seller Share (Amount)*                  (GBP)668,021,662

Minimum Seller Share (% of
Total)                                                4.20%

Excess Spread last quarter annualised
(% of Total)                                          0.40%
-------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans
-------------------------------------------------------------------------------
                   Number     Principal (GBP)   Arrears (GBP)  By Principal (%)

< 1 Month          205,811    15,706,527,069           0            98.82%

> = 1 < 3 Months    2,071      149,917,292         1,702,925        0.94%


> = 3 < 6 Months     442        29,498,028          790,255         0.19%


> = 6 < 9 Months     112        7,338,390           368,592         0.05%


> = 9 < 12 Months    17         1,055,302            78,330         0.01%


> = 12  Months        6          421,460             48,694         0.00%

Total              208,459   15,894,757,541        2,988,796       100.00%
-------------------------------------------------------------------------------


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Properties in Possession
-------------------------------------------------------------------------------
                            Number           Principal (GBP)   Arrears (GBP)

Total (since inception)       138            7,351,324         349,060
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                         71

Number Brought Forward                                           63

Repossessed (Current Month)                                       8

Sold (since inception)                                           67

Sold (current month)                                              7

Sale Price / Last Loan Valuation                                1.09

Average Time from Possession to Sale (days)                      123

Average Arrears at Sale                                      (GBP)2,089

Average Principal Loss (Since inception)*                     (GBP)245

Average Principal Loss (current month)**                       (GBP)0

MIG Claims Submitted                                              7

MIG Claims Outstanding                                            0

Average Time from Claim to Payment                               59
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution
-------------------------------------------------------------------------------
                                               Number      Principal(GBP)

Substituted this period                          0              (GBP)0

Substituted to date (since 26 March 2001)    344,923      (GBP)26,658,375,004
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                   Monthly                Annualised

Current Month CPR Rate              6.30%                   54.19%

Previous Month CPR Rate             3.80%                   37.16%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                 26.04

Weighted Average Remaining Term (by value) Years             19.76

Average Loan Size                                         (GBP)76,249

Weighted Average LTV (by value)                             74.37%

Weighted Average Indexed LTV (by value)                     60.36%

Fast Track (by value)                                       25.13%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                     51.62%

Together (by balance)                                       24.28%

Capped (by balance)                                          1.79%

Variable (by balance)                                       20.81%

Tracker (by balance)                                         1.50%

Total                                                       100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                      Number      % of Total       Value (GBP)     % of Total

East Anglia            4,548       2.18%            346,505,714        2.18%

East Midlands         15,262       7.32%           1,036,338,192       6.52%

Greater London        24,957      11.97%           3,101,067,196      19.51%

North                 27,671      13.27%           1,411,454,470       8.88%

North West            28,811      13.82%           1,754,781,233      11.04%

Scotland              16,006       7.68%            958,453,880        6.03%

South East            31,060      14.90%           3,212,330,499      20.21%

South West            13,889       6.66%           1,166,675,204       7.34%

Wales                  9,131       4.38%            545,190,184        3.43%

West Midlands         14,049       6.74%            998,190,774        6.28%

Yorkshire             23,075      11.07%           1,363,770,197       8.58%

Total                 208,459      100%           15,894,757,541       100%
-------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------
                                Number           Value (GBP)      % of Total

0% < 25%                         7,094            267,031,927          1.68%

> = 25% < 50%                   25,569           1,759,549,660        11.07%

> = 50% < 60%                   16,512           1,373,307,052         8.64%

> = 60% < 65%                    9,614            850,369,528          5.35%

> = 65% < 70%                   11,105           1,007,727,628         6.34%

> = 70% < 75%                   16,251           1,393,970,236         8.77%

> = 75% < 80%                   15,791           1,576,759,948         9.92%

> = 80% < 85%                   18,463           1,624,444,221        10.22%

> = 85% < 90%                   31,212           2,158,508,074        13.58%

> = 90% < 95%                   44,305           3,105,835,624        19.54%

> = 95% < 100%                  12,362            767,716,789          4.83%

> = 100%                          181              9,536,855           0.06%

Total                           208,459         15,894,757,541        100.0%
-------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------
                                Number          Value (GBP)       % of Total

Endowment                       31,370          2,241,160,813         14.10%

Interest Only                   19,055          2,334,939,883         14.69%

Pension Policy                    700            68,347,457            0.43%

Personal Equity Plan             1,421           101,726,448           0.64%

Repayment                       155,913        11,148,582,939         70.14%

Total                           208,459        15,894,757,541         100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                Number          Value (GBP)        % of Total

Full Time                       185,209        14,919,168,884         85.07%

Part Time                        2,736           170,113,951           0.97%

Retired                           507            17,537,521            0.10%

Self Employed                   17,867          2,323,721,497         13.25%

Other                            2,140           106,978,876           0.61%

Total                           208,459        17,537,520,729         100.00%
-------------------------------------------------------------------------------

----------------------------------------------------------------
NR Current Existing Borrowers' SVR                  5.99%

Effective Date of Change                       1 February 2004
----------------------------------------------------------------

Notes    Granite Mortgages 04-1 plc

-------------------------------------------------------------------------------
                Outstanding          Rating        Reference Rate    Margin
                                Moodys/S&P/Fitch

Series 1

A1             $888,000,000       P-1/A-1+/F1+         1.05%         -0.04%

A2            $1,185,000,000      Aaa/AAA/AAA          1.18%          0.07%

B              $52,000,000         Aa3/AA/AA           1.32%          0.21%

M              $72,000,000          A2/A/A             1.52%          0.41%

C              $108,000,000       Baa2/BBB/BBB         2.01%          0.90%

Series 2

A1            $1,185,000,000       Aaa/AAA/AAA          1.27%          0.16%

A2          (Euro)900,000,000      Aaa/AAA/AAA          2.20%          0.16%

B            (Euro)91,000,000       Aa3/AA/AA           2.38%          0.34%

M            (Euro)45,000,000         A2/A/A            2.61%          0.57%

C            (Euro)60,000,000      Baa2/BBB/BBB         3.11%          1.07%

Series 3

A            (GBP)600,000,000      Aaa/AAA/AAA          4.47%          0.16%

B             (GBP)23,000,000       Aa3/AA/AA           4.65%          0.34%

M             (GBP)10,000,000        A2/A/A             4.88%          0.57%

C             (GBP)20,000,000      Baa2/BBB/BBB         5.38%          1.07%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)  (GBP)194,305,490         5.87%

Class C Notes ((GBP) Equivalent)        (GBP)120,180,421         3.63%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                           % of Funding Share

Class B and M Notes ((GBP) Equivalent)  (GBP)194,305,490         1.25%

Class C Notes ((GBP) Equivalent)        (GBP)120,180,421         0.77%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Granite Mortgages 04-1 Reserve
   Fund Requirement                      (GBP)60,000,000          0.39%

Balance Brought Forward                  (GBP)40,000,000          0.26%

Drawings this Period                          (GBP)0              0.00%

Excess Spread this Period                 (GBP)2,225,927          0.01%

Funding Reserve Fund Top-up
   this Period*                               (GBP)0              0.00%

Current Balance                          (GBP)42,225,927          0.27%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Funding Reserve Balance                  (GBP)26,915,060          0.17%

Funding Reserve %                             0.6%                 NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.